Exhibit 99.2

Bloomberg Radio 02.14.19

Host: Seems like you and I are spending more and more time talking about gaming. Maybe that’s just having Matt Kanterman come in and talk about the big gaming companies and their earnings, but one aspect of the gaming business is esports that just fascinates me. This is the business where people come to arenas and other public places to watch other people game. This is a real business, it is a growing business. This is a $1 billion business, 400 million viewers and growing. So, to help us dig deep into the business and the opportunities here, we have a couple of gentlemen in our 1130 studios. Ken DeCubellis, CEO of Black Ridge Acquisition Company, that is a NASDAQ-listed SPAC under the symbol BRAC; and Frank Ng, CEO of Ourgame International. And Ken and Frank, I guess your companies are in the process of merging to form what will be the new company Allied Esports Entertainment. So, Frank, maybe if you could just give a sense of esports. Why esports? What are the opportunities that you guys see in this business?

Frank Ng: Esports has been around for a long time, but as a subset of gaming. But now, it becomes an industry because in the past few years streaming becomes extremely popular and that really supports the growth of esports. And the essence, the core element, is the viewership. Viewership has grown to a very large number already. You know, last we about 400 million on a global basis, viewers, regularly on esports. And it’s already bigger than many major sports. So, as it develops right now, we see a lot of new business models that are emerging and we really believe this is at the beginning stage of the industry - to monetize from the esports activities.

Host: So, you two are coming together to form Allied Esports Entertainment. Ken Decubellis joining us here as well and your firm, Black Ridge Acquisition Company, didn’t it focus on oil?

Ken DeCubellis: That was part of the initial focus, but I will tell you -

Host: How did you get to this point?

Ken: When you have a SPAC, you have a finite timeline that you have to get a deal done so it’s all about deal flow. And for us, we are very fortunate in that a gentleman named Lyle Berman took a company called World Poker Tour public in 2004. He eventually sold that and then Frank’s company bought WPT three years ago. As Frank was looking at various ways to fund the esports initiative, he heard that Lyle had a SPAC so he approached Lyle –

Host: A SPAC for those who don’t know is Special Acquisition Company, carry on.

Ken: Yes, correct, so they approached us and I can tell you the opportunity with this business blows away any we were looking at in the energy space. So it’s all about shareholder return for us and we think this is the right bet.

Host: Okay, so what is the business plan for your company and give us a sense for how that maybe mirrors what’s going on in the esports business in general?

Ken: I would say this – this is unique. If you are looking to play esports today, there’s really two ways to do it. You are a video game publisher that makes the games itself, or a lot of the traditional sports franchise owners are buying teams that compete against each other. We are game and team agnostic. The strategy is threefold. You hold the live event, like at our Luxor arena in Las Vegas, produce content off of that, and then drive viewers from the content piece to an online platform, so it’s the three pillar strategy that, by the way, has been deployed at the World Poker Tour for seventeen years. So that’s the play here to monetize.

Host: So, Frank, talk to me about the arena type play, because this is something I have not seen that much about. I mean, we know that watching competitive gamers, that’s a very popular thing to do, people stream that, but what is the market like for in-person events right now?

Frank: I think the market is growing very rapidly right now. A lot of the bigger esports events today are being held at coliseums, like Candlestick Park, for example. But we are trying to create a new format, a dedicated arena just for esports. Basically, it’s just like a tv studio with live broadcast capabilities that can house 1,000 people. With those guests, your show looks great. And our focus, instead of doing more like a proper organized league or teams is that we want to create shows. Entertainment for esports that can be carried out on a frequent, regular basis and as such the commercial value that can be created will be a lot bigger for our sponsors.

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Host: So, talk about how you view the model – sponsorship, advertisers – how critical is that to what you guys are thinking about?

Ken: I would say this, the demographic in esports, the viewership, is primarily 35 and under. That’s a highly coveted demographic. And the beauty of the ecosystem right now is they’re all online. So esports is an online business, the content that will be produced from the live events at the arenas will be distributed primarily online. So the sponsors really covet that demographic and so they want to get behind this business as well.

Host: So, Ken, how big do you think this – how do you monetize this in terms of ticket sales? Do you do gear? I mean the practical aspects of this?

Ken: The two really big opportunities with this business model is with the content to sell sponsorship or sell the content to distribution networks, number one, but thirdly which really meets up with what Frank’s background is, is an online subscription-based service geared primarily toward gamers. That’s what Frank’s been doing his entire career.

Host: Thank you both so much for being here. Ken DeCubellis, CEO of Black Ridge Acquisition Company, soon to be future CFO of Allied Esports Entertainment. Frank Ng, chief executive of Ourgame International, future CEO of Allied Esports Entertainment. Both of you here in our Interactive Broker Studios. Thank you so much for being here with us.

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